SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For April 25, 2018

Commission File Number: 0-17601

BONSO ELECTRONICS INTERNATIONAL INC.
(Exact name of Registrant as specified in its charter)

British Virgin Islands
(Jurisdiction of incorporation or organization)

Unit 1404, 14/F, Cheuk Nang Centre,
9 Hillwood Road, Tsimshatsui
Kowloon, Hong Kong
(Address of principal executive offices)

Albert So, Chief Financial Officer and Secretary
Tel: (852) 2605-5822    Fax: (852) 2691-1724
Email: albert@bonso.com
Unit 1404, 14/F, Cheuk Nang Centre,
9 Hillwood Road, Tsimshatsui
Kowloon, Hong Kong
 (Name, Telephone, email and/or fax number and address of Company Contact Person)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F     X      Form 40-F ______

[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____            No      X

SHARE REPURCHASE PROGRAM

On April 25, 2018, the Board of Directors of Bonso Electronics International, Inc. (“Bonso” and “Company”) approved additional funding for Bonso’s previously disclosed stock repurchase program. The Company’s Board of Directors approved the expenditure of an additional USD 3 million dollars to repurchase shares of the Company’s common stock under the resolutions adopted.

The Board of Directors believes that the repurchase program will be beneficial to the Company’s shareholders because the Company’s common stock has historically been undervalued, and the reduction in the number of authorized, issued and outstanding shares will positively impact earnings per share to the extent that the Company generates a profit (of which there can be no assurance).

The additional funding for the stock repurchase program is a continuation of the stock repurchase program approved by the Board of Directors on September 17, 2015. As of March 31, 2018, the Company has repurchased 806,017 shares of the common stock and expended approximately USD 2,501,000 to repurchase those shares. Effective April 25, 2018, with the adoption of the resolutions the Company has up to approximately USD 3,499,000 that may be used to fund repurchase of the Company’s common stock. As of March 31, 2018, the Company has 4,795,622 shares of its common stock issued and outstanding.

Repurchases of shares of the common stock will be made on the open market at prevailing market prices, in privately negotiated transactions and otherwise as may be determined by the Company’s management. Any such repurchases will be made on such terms, at such times, and in such amounts as determined by the Company’s management, based on such factors as market conditions and subject to compliance with applicable law.

The Company is not under any obligation to repurchase any number of shares of common stock pursuant to the stock repurchase program. The Company reserves the right, in its sole discretion, at any time and from time to time, to amend the terms and conditions of the stock repurchase program, or to suspend or terminate the stock repurchase program.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BONSO ELECTRONICS INTERNATIONAL, INC. (Registrant)

Date: April 27, 2018	By:	/s/ Albert So
Albert So, Chief Financial Officer and Secretary